FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period of: December 6, 2007 to January 15, 2008

Platinum Group Metals Ltd.
(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:  Form 20-F [  ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  [   ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2008	“Frank R. Hallam”
FRANK R. HALLAM DIRECTOR & CFO

Q1 Financials for period ending Nov 30, 2007

Q1 MDA for period ending Nov 30, 2007

CEO certification for Q1 filing

CFO certification for Q1 filing

News Release for January 14, 2008